SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONFIRM RECORD ADVANCE BOOKINGS ON ITS
17 NEW ROUTES TO/FROM ALBANIA WHICH START TUES 31 OCT

Ryanair, Europe's biggest airline (183.5m customers) today (25th Oct) reported that it has received record advance bookings on its 17 new routes to/from Tirana, which start next week on Tues 31st Oct. Ryanair's 17 new routes to/from Albania will connect the country to major inbound visitor markets including Belgium, France, Germany, Italy, Poland, Sweden and the UK, where Ryanair believes substantial traffic and tourism growth will be stimulated thanks to Ryanair's unbeatable low air fares, which finally offer low fare competition and choice to the high fare airlines, who presently dominate in Albania. Ryanair's 17 low fare routes to/from Tirana will drive connectivity, year-round traffic and tourism growth, as well as supporting hundreds of new jobs at the airport while providing Albanian citizens/visitors with lower fares and more choice all year round.

Ryanair's new Albanian flights will deliver;

-     17 new routes including Brussels, Dusseldorf, London, Milan, Paris and Rome

-     Fares that start from just €15 one way

-     Over 1.6m passengers p.a. in year 1

-     Sustaining over 1,000 local jobs in Albania

Over the last 4 decades, Ryanair has revolutionised air travel across Europe with its unique combination of low fares, on time flights, new Boeing 737 aircraft and great customer service. Albanian traffic and tourism have been held back during that time by high fare incumbent carriers, who have failed to deliver year-round traffic and tourism growth. Ryanair is determined to end that high fare oligopoly.

With air fares that start from just €15 one way, Ryanair's 17 new routes to Tirana this winter include high frequency services including double daily rotations to London and Milan, with daily services to Bologna, Brussels, Catania, Pisa, Rome and Venice. Ryanair expects welcome thousands of first-time visitors to Albania this winter. Ryanair continues to work with the Albanian Govt and its airports to explore new routes to/from Tirana, as well as opening new routes to other Albanian airports over the next 3 years.

17 NEW TIRANA ROUTES
	W. F.		W. F.
London	28	Bucharest	6
Milan	28	Krakow	6
Rome	18	Manchester	6
Bologna	14	Warsaw	6
Brussels	14	Dusseldorf	4
Catania	14	Edinburgh	4
Pisa	14	Prague	4
Venice	14	Stockholm	4
Paris	10

Ryanair's Michael O'Leary visited Tirana today with a team of sales and Ops people to promote the start of Ryanair's flights to/from Tirana on Tues 31st Oct next. To celebrate these record advance bookings, Ryanair has launched a 3 day seat sale across all 17 new routes to/from Tirana, with 50,000 seats on sale from €14.99, which are available from travel from Nov 2023 until March 2024 (although these seats must be booked by 28th Oct directly on the Ryanair.com website).

In Tirana, Ryanair's Michael O'Leary said:
"Next week on Tues 31st Oct, the Ryanair low fare revolution comes to Albania. We will start 17 new routes to/from Tirana, and already more than 70% of these seats have been sold for the first month of operations. The scale of Ryanair's winter operation in Tirana with 17 routes, and over 200 weekly frequencies show the extraordinary demand there is for really low fare inbound travel to Albania and among Albanian citizens too. As Europe's No.1 airline, Ryanair believes it can deliver dramatic and sustainable traffic and tourism growth, not just this winter, but for many years to come in Albania.

For too long, new route and traffic growth in Albania has been held back by the high fare incumbent airlines such as Lufthansa, Air France, BA and Wizz. From next Tues 31st Oct, this era of high fares ends. Ryanair's low fares are coming to Tirana. Thousands of visitors are coming to Tirana, and we look forward to carrying many thousands of Albanian citizens to/from Europe to visit their friends and relatives.

Ryanair is the only major airline in Europe that has recovered to 130% of its pre-Covid traffic. This winter we hope to receive 57 new aircraft from Boeing as part of our post-Covid growth and recovery plan. We are proud to open 17 new routes to/from Tirana next week, and we are thrilled at the strength of forward bookings, and the demand that exists in Albania and across Europe for Ryanair's low fare flights to/from Tirana. Ryanair plans to grow its fleet to 800 aircraft, and its traffic to 300m passengers p.a. over the next decade, and we believe that Albania will be a key growth market for Ryanair's low fares."

ENDS

For further info
please contact:                   Ryanair Press Office
Tel: +351-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 October, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary